SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                    Westwood Homestead Financial Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   961767 10 0
                                 (CUSIP Number)


                              Kathleen M. Molinsky
                       Vorys, Sater, Seymour and Pease LLP
                             Suite 2100, Atrium Two
                             221 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-4089
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 17, 1999
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

CUSIP NO.  961767 10 0

1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF REPORTING PERSON:

                  Camco Financial Corporation
                  51-0110823


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [  ]
         (b)  [  ]


3.       SEC USE ONLY:


4.       SOURCE OF FUNDS:

                  WC


5.       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
         ITEMS 2(d) or 2(e):                                               [  ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                          431,595
8.       SHARED VOTING POWER:                           -
9.       SOLE DISPOSITIVE POWER:                     431,595
10.      SHARED DISPOSITIVE POWER:                      -


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  431,595 (1)


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES:                                          [  ]


----------------------------------

(1) Camco Financial Corporation ("Camco") holds an option, granted in connection with the execution of a merger agreement with Westwood Homestead Financial Corporation ("WHFC") to purchase a total of 431,595 shares of WHFC common shares, par value One Cent ($0.01) per share, which will become exercisable upon the occurrence of certain triggering events outlined in the merger agreement. The option will terminate when either (1) the merger is completed; (2) the merger agreement is terminated by either party before the occurrence of a triggering event; or (3) 12 months after the termination of the merger agreement if a triggering event did occur.

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  16.6% (2)


14.      TYPE OF REPORTING PERSON:

                  CO





























----------------------------------

(2) The total number of outstanding shares of WHFC has been increased to include the 431,595 shares subject to the option held by Camco.

Item 1.           Security and Issuer.

                  Common shares, $0.01 par value per share
                  Westwood Homestead Financial Corporation
                  3002 Harrison Avenue
                  Cincinnati, Ohio 45211

Item 2.           Identity and Background.

                  Name
                  Camco Financial Corporation

                  Principal address and place of business
                  814 Wheeling Avenue
                  Cambridge, Ohio  43725

                  Camco is incorporated in Delaware.

                  During the last five years, Camco Financial Corporation has not been convicted in a criminal proceeding.

                  During the last five years, Camco Financial Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Camco's principal business is as a savings and loan holding company.

Item 3.           Source and Amount of Funds and Other Consideration.

                  Camco will pay the exercise price of the shares in immediately available funds by wire transfer.

Item 4.           Purpose of  Transaction.

                  The option was granted to Camco in connection with the execution of an Agreement of Merger and Plan of Reorganization dated August 6, 1999, which provides for the merger of WHFC with and into Camco. In the merger, the shares of WHFC will be extinguished and WHFC's former shareholders will receive 0.611 Camco shares and $5.20 for each of their extinguished WHFC common shares. The completion of the merger is subject to regulatory approval, shareholder approval and certain standard conditions. The parties expect to complete the merger in January 2000. After the merger, the common shares of WHFC will be delisted from NASDAQ.

Item 5.           Interest in Securities of the Issuer.

                  (a) Camco beneficially owns 431,595 shares, which is 16.6% of the total issued and outstanding common shares of the issuer, after the exercise of Camco's option.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  There are no contracts, arrangements, understandings or relationships between Camco and any other person with respect to any securities of the issuer, except for the stock option agreement, dated August 7, 1999, between Camco and WHFD.

Item 7.           Material to be Filed as Exhibits.

                  1.  Stock Option Award Agreement

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Larry A. Caldwell, President, Camco Financial Corporation
Signature

Larry A. Caldwell, President, Camco Financial Corporation
Name

8/17/99
Date